EXHIBIT 99.2


                    AMDOCS ACCELERATES MANAGEMENT TRANSITION

            APPOINTMENT OF DOV BAHARAV AS PRESIDENT AND CEO OF AMDOCS
                 MANAGEMENT LIMITED TO TAKE EFFECT JULY 1, 2002

                  AVI NAOR TO BECOME VICE CHAIRMAN OF THE BOARD

NEW YORK, NY--June 20, 2002--The Amdocs Limited (NYSE:DOX) board of directors today announced that it has accepted the request of Avi Naor, currently President and Chief Executive Officer of Amdocs Management Limited, to accelerate the previously announced senior management transition. Effective July 1, Dov Baharav, currently Chief Financial Officer of Amdocs Management Limited, will become President and CEO. Mr. Naor will become Vice Chairman. Originally, the transition was to have taken place on October 1, the beginning of the company's financial year. As part of the transition, Ron Moskovitz, currently Vice President of Finance, will assume the role of Chief Financial Officer.

Naor stated, "We currently are facing several key decisions that have significant long-term implications. We are also facing challenges in the market that accelerate the need for the company to act decisively. It is appropriate that Dov takes on his new position in this period in order to lead these decision-making processes. I have great confidence in Dov and wish him every success in his new position."

Baharav said, "I look forward to taking over the reins at Amdocs. Amdocs is a great company. While we are currently encountering a tough market, I am very confident that our management team has the experience and ability to lead the company to renewed growth."

Amdocs Limited Chairman, Bruce Anderson added, "Dov combines good business acumen with strong leadership qualities. We will be relying on Dov to leverage Amdocs' strategy and strengths, while also evaluating, planning and implementing the changes needed to address today's new challenges. I would also like to thank Avi for his immense contribution to the company, and I look forward to continue working with him in his new position as Vice Chairman."

Dov Baharav joined Amdocs in 1991 and served as President of Amdocs, Inc., the company's principal U.S. subsidiary, and since 1995 has served as Chief Financial Officer. In his role as CFO, Baharav oversaw Amdocs' initial public offering in 1998. Baharav is also a member of the Board of Certen, Amdocs' joint venture with Bell Canada. Prior to joining Amdocs, Baharav served as Chief Operating Officer of Optrotech Ltd., a publicly-held company that develops, manufactures and markets electro-optical devices. Baharav holds bachelor degrees in physics and accounting as well as an MBA from the University of Tel Aviv.

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Ron Moskovitz joined Amdocs in 1998 as Vice President of Finance. Since then, he has been responsible for the company's financial organization, and was involved in Amdocs' initial public offering, M&A activities and various other financial operations. Prior to Amdocs, Moskovitz served in various senior financial positions with Tower Semiconductor, a publicly-held semiconductor manufacturer. Moskovitz graduated from Haifa University with a B.A. in accounting and economics, holds an MBA in finance from Tel-Aviv University and is a Certified Public Accountant.

ABOUT AMDOCS

Amdocs is the world's leading provider of CRM, billing and order management systems to the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of more approximately 9,000 information systems professionals, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com.

This press release may contain forward-looking statements as defined under the Securities Act of 1933, as amended, including statements about future changes in Amdocs' management. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Form 20-F filed on December 27, 2001 and our Form 6-K filed May 13, 2002.

For more information:
Investors Contact:
Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
1-314-212-8328
E-Mail: dox_info@amdocs.com


Media Contact:
Dan Ginsburg
Porter Novelli for Amdocs
Tel: 1-212-601-8020
Fax: 1-212-601-8101
E-Mail: dginsburg@porternovelli.com